SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 3)

                            Polifly Financial Corp.
                               (Name of Issuer)


                     Common Stock $.10 Par Value Per Share
                        (Title of Class of Securities)

                                  73113 10 6
                     (CUSIP Number of Class of Securities)


                                 Nicola Biase
                                242 Phelps Road
                         Ridgewood, New Jersey  07450
                                (201) 447-5520
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 15, 1996
            (Date of Event which Requires Filing of this Statement)

             If the filing person has previously filed a statement
                on Schedule 13G to report the acquisition which
              is the subject of this Schedule 13D, and is filing
              this Schedule because of Rule 13D-1(b) (3) or (4),
                          check the following box ( )

                Check the following box if a fee is being paid
             with this statement ( ).  (A fee is not required only
            if the reporting person:  (1) has a previous statement
                on file reporting beneficial ownership of more
            than five percent of the class of securities described
              in Item 1 and (2) has filed no amendment subsequent
                thereto reporting beneficial ownership of five
                        percent or less of such class.)
                               (See Rule 13d-7)

 CUSIP No.  731113 10 6             13D

 (1)        NAMES OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mr. Nicola Biase    5556-64-5528

 (2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

            (a)    ( )

            (b)    (X)
 (3)        SEC USE ONLY

 (4)        SOURCE OF FUNDS  PF

 (5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            ( )
 (6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH

 (7)        SOLE VOTING POWER

            206,400
 (8)        SHARED VOTING POWER


 (9)        SOLE DISPOSITIVE POWER

            206,400

 (10)       SHARED DISPOSITIVE POWER

 (11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON

            206,400

 (12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
            EXCLUDES CERTAIN SHARES

            (X)

 (13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            9.4%
 (14)       TYPE OF REPORTING PERSON

            IN

          This Amendment hereby amends the Schedule 13D dated July 26, 1990 filed by Nicola Biase ("Mr. Biase") (the "Schedule 13D"), as amended by Amendment No. 1 dated October 7, 1991, and Amendment No. 2 dated February 25, 1992 with respect to the common stock, $.10 par value (the "Shares"), of Polifly Financial Corp. (the "Company").

          The purpose of this Amendment is to amend Item 4 to add thereto the information set forth below under the appropriate item heading.


          Item 4.   Purpose of Transaction.

          On July 15, 1996 Mr. Biase and two other shareholders of the Company, Domenick G. Scaglione and Josephine Scaglione (the "Scagliones") of 6 Faulkner Lane, Dix Hill, NY 11746, requested that the Company call a special shareholder meeting. Domenick G. Scaglione and Josephine Scaglione together own 139,000 shares of the Company. Such request was made by written notice to the Company dated July 15, 1996 in accordance with Article X and Article II,
Section 3 of the Certificate of Incorporation and the Bylaws of the Company, demanding that a special shareholder meeting be held within 60 days from receipt by the Company of such notice. At such special meeting the senders of the aforementioned notice seek to discuss and have approved (i) the status suspension revoked two years ago by the State of New Jersey, Dept. of State,
(ii) the Annual Report for the years 1993, 1994 and 1995 and the current full street address (not P.O. box number) of the Corporation, (iii) the nomination and election of a new Board of Directors, (iv) filing all the necessary documents with the proper State, Federal and local Authorities, and (v) law suit for breach of contract by the US Government for the goodwill.

          At the requested meeting Mr. Biase and the Scagliones intend to use their voting power to (i) reverse the suspension of the Company by the State of New Jersey, Dept. of State, (ii) have the Company prepare Annual Reports for the years 1993, 1994 and 1995, (iii) nominate and elect a new Board of Directors, (iv) insure the Company files all documents as required by law with proper State, Federal and local Authorities, and (v) make certain that potential proceeds from the law suit described in item (v) of the above paragraph inure to the benefit of Shareholders.

          The letter is included as Exhibit 1 hereto, and incorporated herein by reference.


          Item 7.   Material to be filed as Exhibits.

          1. Notice of Request of Special Shareholders Meeting dated July 15, 1996.



                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  July 16, 1996         /s/Nicola Biase
                              ___________________

                                 EXHIBIT INDEX


Exhibit
  No.     Description

99        Notice of Request of Special Shareholders Meeting dated July 15,
          1996.